FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1   Name and Address of Company:

Steen River Oil & Gas Ltd. (the “Company”)

P.O. Box 1420, 1601 - 15th Ave.

Didsbury, AB  T0M 0W0

ITEM 2   Date of Material Change:

December 11, 2009

ITEM 3   News Release:

A news release was issued on December 18, 2009 via News Wire Canada.

ITEM 4   Summary of Material Change:

The Company announced the resignation of its four directors.

ITEM 5   Full Description of Material Change:

The Company announced the resignations of its four directors, Thomas J. Jacobsen, Justin W. Yorke, Ludwig Gierstorfer and Horst H. Engel.  Mr. Jacobsen also resigned as the Company’s Chief Executive Officer.  The Board had previously agreed to stay on through November 30, 2009 to allow completion of the Company’s Plan of Arrangement under the Companies’ Creditors Arrangement Act (Canada) and Business Corporations Act

(Alberta) and appointment of a new slate of directors nominated by the new holders of common shares following the reorganization.  When the new nominees were not disclosed by December 11th, the directors submitted their resignations.

ITEM 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7   Omitted Information:

Not applicable.

ITEM 8   Executive Officer:

Marcia L. Johnston, Q.C.

Corporate Secretary

(403) 851-0017

ITEM 9   Date of Report:

Dated at Cochrane, Alberta on December 18, 2009.